Annual Report

Cover Page

Name of issuer:

Chisos LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/18/2019

Physical address of issuer:

938 Lincoln Blvd
Santa Monica CA 90403

Website of issuer:

https://www.chisos.io/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$389,726.00	$468,079.00
Cash & Cash Equivalents:	$309,782.00	$141,822.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$6,190.00	$48,392.00
Long-term Debt:	$1,170,011.00	$565,931.00
Revenues/Sales:	$6,044.00	$300.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00

Taxes Paid:	$0.00	$0.00
Net Income:	($640,844.00)	($136,649.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Chisos LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Late filing.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
William Stringer	CEO	Chisos LLC	2019
Stephen Grinalds	CTO	Chisos LLC	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
William Stringer	CEO	2019
Stephen Grinalds	CTO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Stephen Grinalds	180000.0 Common Units	45.0
William Stringer	220000.0 Common Units	55.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the

*SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Convertible Income Share Agreements ("CISA") are a new investment strategy. CISA instruments are new and combine aspects of income share agreements with aspects of convertible equity in early-stage businesses. The income share agreement concept originated with college education to provide students a way to pay for their education without utilizing traditional funding methods. In 2016, Purdue University launched a fund offering college seniors an opportunity to fund their education with income share agreements. Since then, certain universities have endorsed the use of income share agreements. Income Share Agreements are a flexible payback mechanism that determines payback amounts based on the gross annual income levels of the holder of the agreement.

CISAs may be subject to state law regulation. As a general matter, courts and licensed authorities have not made a definitive determination as to whether income sharing agreements are loans or credit for the purposes of state licensing statues and state usury statues. The argument could be made that CISAs should not be considered loans as there is no unconditional payment obligation, but there is the possibility that courts and other regulatory authorities could deem CISAs to be so. Such interpretation could add compliance obligations on the part of Chisos that could lead to termination of business and incur losses.

Licensing Requirements. Although Chisos believes it is not required to obtain any licenses or permits from governmental authorities in connection with its acquisition, ownership and servicing of CISAs, it is possible in the future, federal, state or local governments may require originators, servicers and owners to obtain certain licenses, registrations, notifications, permits or similar approvals in order to make, hold, service or dispose of CISAs. These licenses and approvals could be costly and take several months or longer to obtain, during which period Chisos may be required to abstain from conducting business in the relevant jurisdiction or jurisdictions, which could have a material adverse effect on Chisos' business until the requisite licenses and approvals were obtained. In addition, if licenses and approvals are required and then obtained, there are annual renewal and other periodic reporting requirements for each of the licenses and approvals as well as license examinations and other related filings and requirements. Further, the licensing and approval requirements can and do change as statutes, regulations and other guidance are enacted, promulgated or amended, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations, disclosures and investigative proceedings in relation to consumer finance generally.

Potential for Changes in Tax and Regulatory Requirements. The Fund must comply with various legal requirements, including those imposed by tax laws. From time to time, but especially recently in light of the decline in state and local governmental revenues, legislators and officials have proposed changes in tax laws, or in the administration of such laws. It is not possible to determine with certainty the likelihood of possible changes in tax laws or in the administration of such law. Some changes, if adopted, could have a materially adverse effect on Chisos' financial results.

Recharacterization of CISAs as Loans or Extensions of Credit. The treatment of CISAs under both federal and state is currently unclear. If the CISAs were to be recharacterized as loans or extensions of credit by courts or regulators, such recharacterization could adversely affect the value of Chisos' business.

There have been a number of cases that examine whether an instrument is a loan or another type of transaction. Courts look to the following non-dispositive factors, among others: (i) parties' intent; (ii) whether the contract contemplates the absolute repayment of an advance of money or contemplates completion of performance; (iii) whether there are monthly or periodic payments; (iv) whether interest accrues; (v) whether there is shared risk and reward/whether the party extending capital risks the loss of capital advanced; and (vi) the language of the contract. Other factors can include: (i) the relationship of the parties; (ii) prior unsuccessful attempts by the consumer to obtain a loan; (iii) the sophistication and circumstances of the parties; (iv) the lack of legal counsel; and (v) for option contracts, whether there is a unilateral, irrevocable agreement, e.g. an agreement where one party contracts to sell the subject asset to another on specific terms at a specific time, where the option holder can exercise the purchase option at any time under the agreement. Given the numerous factors that the CISAs appear to meet which support finding a non-credit transaction (whether an investment plan or option contract), Chisos believes it has a reasonable basis to support a conclusion that the CISA is not a loan or an extension of credit. However, if the CISAs were determined to be a loan or extension of credit, pursuant to the factors described above, Chisos would become subject to numerous additional regulatory requirements.

Importance of General Economic Conditions. Overall market, industry or economic conditions, which the Managing Member cannot predict or control, may have a material effect on performance.

Assumption of Business, Terrorism and Catastrophe Risks.

Chisos may be subject to the risk of loss arising from exposure that it may incur, indirectly, due to the occurrence of various events, including, without limitation, hurricanes, earthquakes, and other natural disasters, terrorism and other catastrophic events. These risks of loss can be substantial and could have a material adverse effect on Chisos and the Members' ownership of Units.

Epidemics, Pandemics and Other Health Risks. Many countries have experienced infectious illnesses in recent decades, including swine flu, avian influenza, SARS and 2019-nCoV (the "Coronavirus"). In December 2019, an initial outbreak of the Coronavirus was reported and, since then, a large and growing number of cases have been confirmed around the world. The Coronavirus outbreak has resulted in numerous deaths and the imposition of both local and more widespread "work from home" and other quarantine measures, border closures and other travel restrictions causing social unrest and commercial disruption on a global scale. The World Health Organization has declared the Coronavirus outbreak a pandemic.

The ongoing spread of the Coronavirus has had and will continue to have a material adverse impact on local economies in the affected jurisdictions and also on the global economy as cross-border commercial activity and market sentiment are increasingly impacted by the outbreak and government and other measures seeking to contain its spread. The operations of Chisos may be adversely impacted, including through quarantine measures and travel restrictions imposed on their personnel or service providers based around the world, and any related health issues of such personnel or service providers. Any of the foregoing events could materially and adversely affect Chisos' ability to operate its business. Similar consequences could arise with respect to other comparable infectious diseases.

Chisos may be unable to attract investment capital to continue making CISA investments in early-stage entrepreneurs, which could negatively impact revenue and/or profitability

The underlying CISA investments are risky and could perform worse than expected, making it difficult to attract and deploy additional capital in to future CISA investments.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to
the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their
investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any management fee income and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct
our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Chisos Fund launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however,
the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation
to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.
We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a portion of the Company's revenues rely on the profitability of Chisos Funds, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies.

The Chisos Funds aim to generate attractive risk-adjusted returns for their investors by investing primarily in Founders and their early stage companies using Convertible Income Share Agreements. **"Founders"** or **"Entrepreneurs"** are the individuals who enter into a Convertible Income Share Agreement with Chisos. As part of each Convertible Income Share Agreement investment, Chisos will hold equity in an early stage company (a **"Portfolio Company"**). Although early-stage investments offer the opportunity for significant capital gains, they also involve a high degree of business and financial risk. The market for securities of such companies may be extremely volatile and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future. Furthermore, the possibility that a Portfolio Company will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. The inability of a Portfolio Company to continue to innovate could negatively impact the investment results achieved by the Chisos Funds and, consequently, the revenues of the Company.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as investment adviser registration requirements, laws and regulations and we expect these costs to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company, the
Chisos Funds or the Portfolio Companies. The violation of these
or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our ability to operate. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations

There is a risk that we might be deemed an investment company under the Investment Company Act of 1940, as amended. If we are deemed to be an investment company under such Act we would become subject to a host of regulations and filing requirements that would be extremely burdensome upon our company and would negatively affect our financial condition, operations and prospects. We expect to acquire only controlling interests in the subsidiaries that we operate. If, however, for any reason, we acquire less than a controlling interest and 40% or more of our assets are deemed to be investments in investment securities, then we may be deemed an investment company under such Act.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	400,000	400,000	Yes
Incentive Units	60,000	21,850	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/30/20
Amount	$62,500.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$5,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$20,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$150,000.00

Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$100,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$117,500.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$95,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	09/02/21
Amount	$10,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$15,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	10/26/21
Amount	$20,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$15,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	11/17/21
Amount	$15,000.00

Amount ~~$15,000.00~~

Interest rate 6.0% per annum

Discount rate 10.0%

Valuation cap $15,000,000.00

Maturity date 03/31/23

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Regulation D, Rule 506(c)	Convertible Note	$62,500	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$20,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$117,500	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$100,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$95,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$5,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$150,000	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
10/2021	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$15,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	SEN LLC
Amount Invested	$62,500.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

Name	Charla Stringer
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

Name	Stephen Grinalds
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	Managing Member

Name	William Stringer
Amount Invested	$150,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	Managing Member

Name	Tom Cowee
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23

Valuation cap	$10,000,000.00
Relationship	family member

Name	WILDAM LTD.
Amount Invested	$95,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the

"Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Chisos develops software and raises funds in order to provide capital to idea- and early stage startups using a new investment approach called a Convertible Income Share Agreement, or CISA - a unique combination of equity and an income share agreement.

In 5 years, we hope to see Chisos as the go-to investor for idea-stage and side-hustle founders seeking capital. We also see ourselves as the software infrastructure enabling ISA-based early stage investments across the world. We think ISA-based investment opens an entirely new avenue for founders seeking capital to pursue their entrepreneurial dreams. As we continue to develop our sourcing, underwriting and servicing products, we see expansion possibilities outside of just entrepreneurs. Makers, creators and sub-pro athletes are also classes of individuals that could benefit from our type of financing. These projections cannot be guaranteed.

Milestones

Chisos LLC was incorporated in the State of Delaware in October 2019.

During 2021, we accomplished the following:

- Launched and closed a $500K+ crowdfunding campaign on WeFunder.

- Raised and deployed a $500k Fund I.

- Recently opened up our Fund II to accredited investors on Securitize.

- Thousands of people learned about how we're investing directly in individuals via a flurry of positive press mentions on platforms like TechCrunch.

- We welcomed ~12 new founders to our portfolio.

- Two new investment analysts, Zach Schultz and Hannah Rich, joined our team to provide even more support to founders.

- We earned the Diversity in VC certification and re-affirmed our commitment to equitable access to funding.

- We worked with Horizan.vc to bring a version of the CISA to the UK. Our portfolio of founders also celebrated some big wins.

- Developed platform with proprietary underwriting algorithm; automated application & diligence process.

Historical Results of Operations

Our company was organized in October 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $6,044 compared to the year ended December 31, 2020, when the Company had revenues of $300. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.

- *Assets*. As of December 31, 2021, the Company had total assets of $389,726, including $309,782 in cash. As of December 31, 2020, the Company had $468,079 in total assets, including $141,822 in cash.

- *Net Loss*. The Company has had net losses of $640,844 and net losses of $136,649 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $1,176,201 for the fiscal year ended December 31, 2021 and $614,323 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,170,011 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Chisos LLC cash in hand is $242,575, as of March 2022. Over the last three months, revenues have averaged $3,592/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,600/month, for an average burn rate of $27,008 per month. Our intent is to be profitable in 24 months.

1) Expenses have come down from the end of 2021 to a more manageable level as we focus on raising and deploying our Fund II. 2) We held a first close of Fund II and have made 10 investments out of fund II, which provides increased revenue through a 1.5% origination fee and a monthly ISA servicing fee.

Revenue growth is completely dependent on how quickly we can raise additional equity or debt capital into Fund II. If we can raise additional equity or debt capital into Fund II. If we should raise investment capital quickly, fees off of Fund II could reach $5-8k per month over the next 3-6 months. Expenses should be between $25-30k/month for the near future.

We are not yet profitable. As an asset manager building out a broader fintech platform, our business is extremely dynamic. As we look to scale up and deploy more capital across our platform, we are projecting profitability in 2024, which would require an additional $1 million of operating capital. On a scaled down level, we could reach profitability at the end of 2022 with lower growth and scaled back expenses.

Personal + friends/family capital in a pinch. We may be able to debt finance some of our CISA assets going forward.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, William Stringer, certify that:

(1) the financial statements of Chisos LLC included in this Form are true and complete in all material respects ; and
(2) the tax return information of Chisos LLC included in this Form reflects accurately the information reported on the tax return for Chisos LLC filed for the most recently completed fiscal year.

William Stringer
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the

Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.chisos.io/ir

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Stephen Grinalds
- William Stringer

Appendix E: Supporting Documents

- Chisos_LLC_Operating_Agreement_Final.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- SPV Subscription Agreement
- Early Bird Chisos Early Bird Convertible Note Final
- Chisos Convertible Note Final

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Stephen Grinalds
- William Stringer

Appendix E: Supporting Documents

- Chisos_LLC_Operating_Agreement_Final.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Chisos LLC

By

William Stringer

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Stephen Grinalds

Co-founder
9/8/2022

William Stringer

Co-Founder & CEO
8/17/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.